25th March 2002

02 APR 12

HBOS plc
The Mound
EDINBURGH
EH1 1YZ

United States Securities and Exchange Commissi
Division of Corporate Finance
Office of International Corporate Fi
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

02028365

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/3240 and 82/5003

Exemption Bank of Scotland

SUPPL

Dear Sirs,

Documents lodged at Companies House:

I now enclose copies of the undernoted forms lodged at Companies during the period 1st December 2001 to 28th February 2002. Apologies for these having been omitted in previous submissions – forms will in future be included with our regular monthly filings.

5 Form 88(2)'s – Return of Allotment of 162,842 Shares registered on 03.12.01
3 Form 88(2)'s – Return of Allotment of 36,119 Shares registered on 05.12.01
2 Form 88(2)'s - Return of Allotment of 27,444 Shares registered on 07.12.01
4 Form 88(2)'s – Return of Allotment of 60,625 Shares registered on 12.12.01
2 Form 88(2)'s – Return of Allotment of 21,028 Shares registered on 13.12.01
2 Form 88(2)'s – Return of Allotment of 6,439 Shares registered on 19.12.01
2 Form 88(2)'s – Return of Allotment of 7,063 Shares registered on 20.12.01
1 Form 88(2)'s – Return of Allotment of 1,783,577 Shares registered on 28.12.01
2 Form 88(2)'s – Return of Allotment of 21,342 Shares registered on 04.01.02
1 Form 88(2)'s – Return of Allotment of 478,565 Shares registered on 08.01.02
1 Form 88(2)'s – Return of Allotment of 6,268 Shares registered on 09.01.02
3 Form 88(2)'s – Return of Allotment of 21,824 Shares registered on 10.01.02
1 Form 88(2)'s – Return of Allotment of 7,266 Shares registered on 16.01.02
4 Form 88(2)'s – Return of Allotment of 186,506 Shares registered on 17.01.02
2 Form 88(2)'s – Return of Allotment of 9,058 Shares registered on 23.01.02
1 Form 88(2)'s – Return of Allotment of 117,817 Shares registered on 24.01.02
2 Form 88(2)'s – Return of Allotment of 16,024 Shares registered on 28.01.02
2 Form 88(2)'s – Return of Allotment of 12,934 Shares registered on 30.01.02
4 Form 88(2)'s – Return of Allotment of 67,317 Shares registered on 31.01.02
2 Form 88(2)'s – Return of Allotment of 11,375 Shares registered on 06.02.02
4 Form 88(2)'s – Return of Allotment of 203,472 Shares registered on 07.02.02
1 Form 88(2)'s – Return of Allotment of 6,272 Shares registered on 13.02.02
1 Form 88(2)'s – Return of Allotment of 46,490 Shares registered on 14.02.02
4 Form 88(2)'s – Return of Allotment of 151,678 Shares registered on 18.02.02
2 Form 88(2)'s – Return of Allotment of 19,049 Shares registered on 20.02.02
3 Form 88(2)'s – Return of Allotment of 96,549 Shares registered on 22.02.02
1 Form 88(2)'s – Return of Allotment of 7,092 Shares registered on 27.02.02
5 Form 88(2)'s – Return of Allotment of 124,836 Shares registered on 28.02.02

PROCESSED
APR 19 2002
THOMSON FINANCIAL

4/14

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Assistant
Company Secretary's Department

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

02 APR 12 ... 9: ...

Return of Allotment of Shares

Company Number: SC 218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date ...er that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	12	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,500	27,500	36,000
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£2.5983	£2.7367	£5.35330

List the names and addresses of the allottees and the number of shares allotted to each overleaf.

...he allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See list attached – Schedule of Allottees	Class of shares allotted	Number allotted
Address	Ordinary	66,000
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 4th December 2001

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kenny Melville, HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5410

DX number

DX exchange

ame	Address				Postcode	No of shares allotted
Irs Pauline Walker	25 Bennochy Road	Kirkcaldy	Fife		KY2 5EU	2,500
ames MacKenzie Robertson Fraser	39 Dan-y-Bryn Avenue	Radyr	Cardiff		CF15 8DD	14,500
Irs Jean Robertson Taylor	18 Granby Road	Edinburgh			EH16 5NL	7,000
tephen Michael Downes	25 Brigadier Avenue	Enfield	Middlesex		EN2 0LU	3,000
avid Cunningham	9 Millhead Way	Hertford	Herts		SG14 3YH	3,000
ames MacKenzie Robertson Fraser	39 Dan-y-Bryn Avenue	Radyr	Cardiff		CF15 8DD	8,800
rs Karen Marianne Waterston	The Ibrsemill	Easter Coldran	by Cleish	Fife	KY13 7QU	3,200
listair Webster	1 Muirfield Drive	Uphall	West Lothian		EH52 6BU	12,000
ames Norman Turner	Little Linden	12B Spylaw Park	Edinburgh		EH13 0LP	4,000
enneth Robb	4 St James Close	Friars Court	Hawarden	Flintshire	CH5 3QL	8,000
					TOTAL -	**66,000**

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	SC 218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	03	12	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,240	42,061	9,750
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7433	£5.8350	£5.7433

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See list attached – Schedule of Allottees Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted: 54,051
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 4th December 2001

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kenny Melville, HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5410

DX number DX exchange

me	Address				Postcode	No of shares allotted
s Karen Marianne Waterston	The Ibrsemill	Easter Coldran	by Cleish	Fife	KY13 7QU	2,240
mes MacKenzie Robertson Fraser	39 Dan-y-Bryn Avenue	Radyr	Cardiff		CF15 8DD	9,500
s Karen Marianne Waterston	The Ibrsemill	Easter Coldran	by Cleish	Fife	KY13 7QU	4,760
stair Webster	1 Muirfield Drive	Uphall	West Lothian		EH52 6BU	12,000
mes Norman Turner	Little Linden	12B Spylaw Park	Edinburgh		EH13 0LP	3,000
ian Leslie Jackson	"Heatherbank"	21A The Heathery	Dunfermline	Fife	KY11 8TS	7,000
aham William Scott	1 Lochview Road	Bearsden	Glasgow		G61 1PP	5,801
ss Regina Murphy	22/9 Roseburn Maltings	Edinburgh			EH12 5LL	2,000
e Lawrence Barnsley	80 Baddeley Hall Road	Baddeley Green	Stoke on Trent		ST2 7LE	2,750
hn Alastair Wight	22 Fairfield Drive	Clarkston	Glasgow		G76 7YH	5,000
					TOTAL -	**54,051**

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

02 MAR 12 ... 9

88(2)

Return of Allotment of Shares

Company Number	SC 218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	03	12	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	528	6,444	10,099
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£1.6360	£2.07864	£2.1893

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See list attached – Schedule of Allottees	Class of shares allotted	Number allotted
Address:	Ordinary	17,071
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 4th December 2001

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kenny Melville, HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5410

DX number DX exchange

SCHEDULE OF ALLOTTEES

		Address				POSTCODE	No. of Shares Allotted
Mrs	Mary Hind	116 BABERTON MAINS DRIVE	EDINBURGH			EH14 3BU	528
Mrs	Kim Giles	35 FONTHILL TERRACE	ABERDEEN			AB11 7UR	341
Mrs	Alexandrina Buick Hill	17 BLAIR DRIVE	KELTY	FIFE		KY4 0DR	341
Mrs	Julia Katherine Purves	3 KEBLE PLACE	HARRODS VILLAGE	BARNES, LONDON		SW13 8HL	341
Mrs	Yvonne Woods	18 BATTERY PLACE	ROTHESAY			PA20 9DU	341
Mr	Greig Messer	1 LAURISTON WAY	SOUTHCRAIGS MEADOW	KILMARNOCK		KA3 6FS	477
Miss	Nicola June Milne	FLAT 2F4	34 BALCARRES STREET	EDINBURGH		EH10 5JF	341
Mr	Iain James Purves	3 KEBLE PLACE	BARNES	LONDON		SW13 8HL	375
Dr	Gill Brittle	27 TEVIOTDALE PLACE	EDINBURGH			EH3 5HY	1,875
Miss	Mary-Ann Cameron	3 FAIRLIEBURN FLATS	MAIN ROAD	FAIRLIE		KA29 0DS	955
Mr	Andrew David Kennedy	8 POCHARD PLACE	OXFORD	OXFORDSHIRE		OX4 7AT	341
Mrs	Pamela Jane Osborne	OUTERSTON FARM STEADING	COTTAGE	GOREBRIDGE, MIDLOTHIAN		EH23 4SB	341
Mrs	Gail Quinn	11 KIRKRIGGS AVENUE	RUTHERGLEN	GLASGOW		G73 4LG	375
Mrs	Ashley Ann Mitchell	3 TEMPLAND ROAD	DALRY	AYRSHIRE		KA24 5EU	264
Mrs	Kim Giles	35 FONTHILL TERRACE	ABERDEEN			AB11 7UR	177
Mrs	Alexandrina Buick Hill	17 BLAIR DRIVE	KELTY	FIFE		KY4 0DR	177
Ms	Ann Macdonald Phimister McLeod	NETHERCOTE HOUSE	8A GEORGE STREET	WICK,CAITHNESS		KW1 4DE	171
Mrs	Julia Katherine Purves	3 KEBLE PLACE	HARRODS VILLAGE	BARNES, LONDON		SW13 8HL	265
Mrs	Yvonne Woods	18 BATTERY PLACE	ROTHESAY			PA20 9DU	895
Mr	Greig Messer	1 LAURISTON WAY	SOUTHCRAIGS MEADOW	KILMARNOCK		KA3 6FS	501
Mrs	Cheryl Cruickshank	10 ANVIL PLACE	CRIMOND	BY FRASERBURGH		AB42 8QJ	501
Miss	Nicola June Milne	FLAT 2F4	34 BALCARRES STREET	EDINBURGH		EH10 5JF	177
Mrs	Margaret Myles Nicol	20 HIGHFIELD ROAD	SCONE	PERTH		PH2 6RL	176
Mr	Iain James Purves	3 KEBLE PLACE	BARNES	LONDON		SW13 8HL	501
Dr	Gill Brittle	27 TEVIOTDALE PLACE	EDINBURGH			EH3 5HY	1,652
Miss	Mary-Ann Cameron	3 FAIRLIEBURN FLATS	MAIN ROAD	FAIRLIE		KA29 0DS	3,304
Mrs	Clare Eileen Corcoran	C/O E. LOCHERY	2/L ENDRICK WAY	SUTHERLAND GARDENS	ALEXANDRIA	G83 0UR	354
Mr	Andrew David Kennedy	8 POCHARD PLACE	OXFORD	OXFORDSHIRE		OX4 7AT	177
Mrs	Pamela Jane Osborne	OUTERSTON FARM STEADING	COTTAGE	GOREBRIDGE, MIDLOTHIAN		EH23 4SB	354
Mrs	Wendy Jane Ritchie	16 HOOLE GARDENS	CHESTER			CH2 3FB	264
Mrs	Mandy Martin	2 UNDERHILL COTTAGES	Hambridge	LANGPORT		TA10 0AL	189
						TOTAL -	**17,071**

SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

88(2)

Return of Allotment of Shares

Company Number: SC 218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date ... er that date in the "from" box)*	03	12	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,919	11,391	3,863
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.2827	£4.5947	£5.7000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

I' he allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See list attached – Schedule of Allottees Address UK Postcode	Class of shares allotted Ordinary	Number allotted 24,173
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] Date 4th December 2001

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kenny Melville, HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5410

DX number DX exchange

SCHEDULE OF ALLOTTEES

		Address				POSTCODE	No. of Shares Allotted
Mrs	Ashley Ann Mitchell	3 TEMPLAND ROAD	DALRY	AYRSHIRE		KA24 5EU	392
Mr	Simon David Menzies	1 AVENUE ROAD	ESKBANK	DALKEITH		EH22 3BS	344
Mrs	Lisa Kennedy	117 HIGHVIEW	VIGO VILLAGE	NR. MEOPHAM KENT		DA13 0TQ	202
Mr	Gordon Allan Gourlay	37 BAVELAW GARDENS	BALERNO			EH14 7AB	392
Mrs	Kim Giles	35 FONTHILL TERRACE	ABERDEEN			AB11 7UR	202
Mrs	Alexandrina Buick Hill	17 BLAIR DRIVE	KELTY	FIFE		KY4 0DR	202
Mrs	Joanne Lisa Rose	139 WESTBURY ROAD	ILFORD	ESSEX		IG1 3BW	202
Mrs	Cheryl Cruickshank	10 ANVIL PLACE	CRIMOND	BY FRASERBURGH		AB42 8QJ	392
Miss	Nicola June Milne	FLAT 2F4	34 BALCARRES STREET	EDINBURGH		EH10 5JF	178
Dr	Gill Brittle	27 TEVIOTDALE PLACE	EDINBURGH			EH3 5HY	677
Mr	John Charles Marchant	2 TUXFORD MEWS	READING			RG30 2NW	950
Miss	Mary-Ann Cameron	3 FAIRLIEBURN FLATS	MAIN ROAD	FAIRLIE		KA29 0DS	154
Ms	Joanne Sancha Deans	LGF	51 SCHUBERT ROAD	PUTNEY, LONDON		SW15 2QT	202
Mrs	Clare Eileen Corcoran	C/O E. LOCHERY	2/L ENDRICK WAY	SUTHERLAND GARDENS	ALEXANDRIA	G83 0UR	297
Mrs	Judith Margaret McKinnon	12 KNOWEPARK	SELKIRK			TD7 4EY	249
Mrs	Jayne McCubbin	12 OBREE AVENUE	PRESTWICK			KA9 2NP	297
Mrs	Alison Margaret Kerr	SOUTH CORTON FARM	AYR			KA6 6BX	487
Mrs	Elizabeth King	17 SUNNINGDALE SQUARE	WHITEHIRST PARK	KILWINNING		KA13 6RH	487
Mrs	Lesley Henderson	13 LINSEY MACDONALD COURT	DUNFERMLINE	FIFE		KY12 7TS	487
Mr	Brian Smith	104 HOPE ROAD	KIRKMUIRHILL	LANARKSHIRE		ML11 9QT	202
Mrs	Pamela Jane Osborne	OUTERSTON FARM STEADING	COTTAGE	GOREBRIDGE, MIDLOTHIAN		EH23 4SB	193
Mrs	Karen Wilson	64 ATHELING GROVE	SOUTH QUEENSFERRY	WEST LOTHIAN		EH30 9PG	162
Mrs	Wendy Jane Ritchie	16 HOOLE GARDENS	CHESTER			CH2 3FB	249
Mrs	Fiona Carol Macpherson	31 COMELY BANK PLACE	EDINBURGH			EH4 1ER	487
Mrs	Mandy Martin	2 UNDERHILL COTTAGES	HAMBRIDGE			TA10 0AL	97
Mr	Paul Williams	28 LONGMEADOW DRIVE	DINAS POWYS			CG64 4TB	736
Mr	Thomas Denholm Hamilton Marchbank	11 CRAIGBURN COURT	DUMFRIES			DG1 4QQ	351
Mrs	Ashley Ann Mitchell	3 TEMPLAND ROAD	DALRY	AYRSHIRE		KA24 5EU	212
Mrs	Lisa Kennedy	117 HIGHVIEW	VIGO VILLAGE	NR. MEOPHAM KENT		DA13 0TQ	73
Mr	Gordon Allan Gourlay	37 BAVELAW GARDENS	BALERNO			EH14 7AB	212
Mrs	Margaret Ann Milne	33 ROWANLEA AVENUE	PAISLEY			PA2 0RP	139
Mrs	Kim Giles	35 FONTHILL TERRACE	ABERDEEN			AB11 7UR	147
Mrs	Alexandrina Buick Hill	17 BLAIR DRIVE	KELTY	FIFE		KY4 0DR	147
Mrs	Yvonne Woods	18 BATTERY PLACE	ROTHESAY			PA20 9DU	121
Mrs	Cheryl Cruickshank	10 ANVIL PLACE	CRIMOND	BY FRASERBURGH		AB42 8QJ	139
Miss	Nicola June Milne	FLAT 2F4	34 BALCARRES STREET	EDINBURGH		EH10 5JF	106
Mrs	Margaret Myles Nicol	20 HIGHFIELD ROAD	SCONE	PERTH		PH2 6RL	139
Dr	Gill Brittle	27 TEVIOTDALE PLACE	EDINBURGH			EH3 5HY	163
Mr	John Charles Marchant	2 TUXFORD MEWS	READING			RG30 2NW	270
Miss	Mary-Ann Cameron	3 FAIRLIEBURN FLATS	MAIN ROAD	FAIRLIE		KA29 0DS	180
Ms	Joanne Sancha Deans	LGF	51 SCHUBERT ROAD	PUTNEY, LONDON		SW15 2QT	106
Mrs	Clare Eileen Corcoran	C/O E. LOCHERY	2/L ENDRICK WAY	SUTHERLAND GARDENS	ALEXANDRIA	G83 0UR	106
Mrs	Judith Margaret McKinnon	12 KNOWEPARK	SELKIRK			TD7 4EY	286
Mrs	Alison Margaret Kerr	SOUTH CORTON FARM	AYR			KA6 6BX	351
Mr	James Hall	21 CULZEAN CRESCENT	KIRKCALDY	FIFE		KY2 6UZ	351

SCHEDULE OF ALLOTTEES

Mrs	Elizabeth King	17 SUNNINGDALE SQUARE	WHITEHIRST PARK	KILWINNING		KA13 6RH	351
Mrs	Lesley Henderson	13 LINSEY MACDONALD COURT	DUNFERMLINE	FIFE		KY12 7TS	425
Mrs	Janice Ann Hyde	SOUTHVIEW HOUSE	OLIVER'S BATTERY GARDENS	WINCHESTER	HANTS	SO22 4HF	179
Mr	Brian Smith	104 HOPE ROAD	KIRKMUIRHILL	LANARKSHIRE		ML11 9QT	139
Mrs	Pamela Jane Osborne	OUTERSTON FARM STEADING	COTTAGE	GOREBRIDGE, MIDLOTHIAN		EH23 4SB	212
Mrs	Gail Quinn	11 KIRKRIGGS AVENUE	RUTHERGLEN	GLASGOW		G73 4LG	212
Mrs	Karen Wilson	64 ATHELING GROVE	SOUTH QUEENSFERRY	WEST LOTHIAN		EH30 9PG	103
Mrs	Fiona Carol Macpherson	31 COMELY BANK PLACE	EDINBURGH			EH4 1ER	212
Mrs	Carol Brodie	VILLA MARINA	4 SHORE ROAD	SOUTH QUEENSFERRY	EDINBURGH	EH30 9SG	1,751
Mrs	Moyra Ann McAlister	3 ROWAN DRIVE	BANKNOCK	BONNYBRIDGE		FK4 1TB	212
Mrs	Karen Thompson	12 STONEYFLATTS	SOUTH QUEENSFERRY	W LOTHIAN		EH30 9XT	176
Mr	Scott Charles Turner	FLAT 5	20 CAUSEWAYSIDE	EDINBURGH		EH9 1QB	1,399
Miss	Jan Brennan	46 KELTYHILL ROAD	KELTY	FIFE		KY4 0ED	351
Mrs	Mandy Martin	2 UNDERHILL COTTAGES	HAMBRIDGE	LANGPORT		TA10 0AL	123
Mr	Steven Alan Rowe	1 CEDAR PARK	VICARS CROSS	CHESTER		CH3 5PW	196
Mr	John Osborne Graves	LITTLE PADDOCK	3 WHITEBEAM WAY	TADWORTH		KT20 5DL	1,751
Mr	Thomas Denholm Hamilton Marchbank	11 CRAIGBURN COURT	DUMFRIES			DG1 4QQ	129
Mr	Gordon Allan Gourlay	37 BAVELAW GARDENS	BALERNO			EH14 7AB	173
Mrs	Alexandrina Buick Hill	17 BLAIR DRIVE	KELTY	FIFE		KY4 0DR	86
Mrs	Yvonne Woods	18 BATTERY PLACE	ROTHESAY			PA20 9DU	64
Mrs	Joanne Lisa Rose	139 WESTBURY ROAD	ILFORD	ESSEX		IG1 3BW	519
Mrs	Cheryl Cruickshank	10 ANVIL PLACE	CRIMOND	BY FRASERBURGH		AB42 8QJ	173
Miss	Nicola June Milne	FLAT 2F4	34 BALCARRES STREET	EDINBURGH		EH10 5JF	64
Dr	Gill Brittle	27 TEVIOTDALE PLACE	EDINBURGH			EH3 5HY	147
Miss	Carol Ann McHardy	113 DUNCAN DRIVE	ELGIN	MORAY		IV30 4NH	216
Mr	Craig Pajak	77 STRATHBEG DRIVE	DALGETY BAY	FIFE		KY11 5XQ	216
Ms	Joanne Sancha Deans	LGF	51 SCHUBERT ROAD	PUTNEY,LONDON		SW15 2QT	43
Mrs	Judith Margaret McKinnon	12 KNOWEPARK	SELKIRK			TD7 4EY	129
Mr	James Hall	21 CULZEAN CRESCENT	KIRKCALDY	FIFE		KY2 6UZ	216
Mrs	Elizabeth King	17 SUNNINGDALE SQUARE	WHITEHIRST PARK	KILWINNING		KA13 6RH	541
Miss	Gillian Louise Henderson	21 MORTONHALL PARK	EDINBURGH			EH17 8SP	86
Mr	Brian Smith	104 HOPE ROAD	KIRKMUIRHILL	LANARKSHIRE		ML11 9QT	86
Mrs	Pamela Jane Osborne	OUTERSTON FARM STEADING	COTTAGE	GOREBRIDGE, MIDLOTHIAN		EH23 4SB	173
Mrs	Gail Quinn	11 KIRKRIGGS AVENUE	RUTHERGLEN	GLASGOW		G73 4LG	108
Mrs	Wendy Jane Ritchie	16 HOOLE GARDENS	CHESTER			CH2 3FB	281
Mrs	Moyra Ann McAlister	3 ROWAN DRIVE	BANKNOCK	BONNYBRIDGE		FK4 1TB	129
Mr	Neil John Griffiths	32 CAMDEN ROAD	ELLESMERE PORT	CHESTER		CH65 8HQ	129
Mr	John Osborne Graves	LITTLE PADDOCK	3 WHITEBEAM WAY	TADWORTH		KT20 5DL	155
						TOTAL -	**24,173**

SECRETARIAT

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals
CHFP029

Company Number: SC 218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
Day	03	
Month	12	
Year	2001	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,547		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.7253		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See list attached – Schedule of Allottees Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted: 1,547
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 4th December 2001

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kenny Melville, HBOS plc, The Mound, Edinburgh, EH1 1YZ	
Tel	0131 243 5410
DX number	DX exchange

SCHEDULE OF ALLOTTEES

		Address			POSTCODE	No. of Shares Allotted
Mr	Thomas Denholm Hamilton Marchbank	11 CRAIGBURN COURT	DUMFRIES		DG1 4QQ	126
Mr	Gordon Allan Gourlay	37 BAVELAW GARDENS	BALERNO		EH14 7AB	101
Mrs	Yvonne Woods	18 BATTERY PLACE	ROTHESAY		PA20 9DU	25
Mrs	Joanne Lisa Rose	139 WESTBURY ROAD	ILFORD	ESSEX	IG1 3BW	126
Miss	Nicola June Milne	FLAT 2F4	34 BALCARRES STREET	EDINBURGH	EH10 5JF	38
Dr	Gill Brittle	27 TEVIOTDALE PLACE	EDINBURGH		EH3 5HY	71
Mr	Craig Pajak	77 STRATHBEG DRIVE	DALGETY BAY	FIFE	KY11 5XQ	126
Mr	James Hall	21 CULZEAN CRESCENT	KIRKCALDY	FIFE	KY2 6UZ	152
Mrs	Elizabeth King	17 SUNNINGDALE SQUARE	WHITEHIRST PARK	KILWINNING	KA13 6RH	73
Mrs	Ella O'Donnell	23 NEWLISTON DRIVE	KIRKCALDY		KY2 6YH	71
Mr	Brian Smith	104 HOPE ROAD	KIRKMUIRHILL	LANARKSHIRE	ML11 9QT	50
Mrs	Pamela Jane Osborne	OUTERSTON FARM STEADING	COTTAGE	GOREBRIDGE,MIDLOTHIAN	EH23 4SB	126
Mrs	Wendy Jane Ritchie	16 HOOLE GARDENS	CHESTER		CH2 3FB	126
Miss	Jan Brennan	46 KELTYHILL ROAD	KELTY	FIFE	KY4 0ED	147
Mr	Matthew Peter Harold	8 KEATS CLOSE	HAYES		UB4 0QU	63
Mr	Mark Rowe	69 WINDEMERE ROAD	EALING	LONDON	W5 4TJ	126
						1,547

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	12	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2,879		
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£8.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL NOMINEES LIMITED	ORDINARY	2,879
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] DEPUTY SECRETARY Date 3/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc The Mound Edinburgh
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC 218813

Company Name in full: HBOS plc

02/12/01

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	12	2001			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	5,560	6,706	1,929
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779	£5.7879	£4.10

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC 218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	12	2001			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	75		
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.37		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG	ORDINARY	5,560
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	ORDINARY	8,710
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY **Date** 3/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STINEY
HBOS plc The Mound Edinburgh
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HALIFAX PLC ROLLED OVER
Maturity/Early Leaver Closure Schedule

Shares to Individual 5th December 2001

Mrs Katherine Ann Pemberton 11 Warrels Grove Leeds LS13 3NN	**1916**
Mr John Michael Dickinson Briarwood Townfoot HALTWHISTLE Northd NE49 0ET	**2395**
Mrs Susan Fussell 9 Robin Way Chipping Sodbury BRISTOL BS37 6JN	**75**
Mrs Susan Fussell 9 Robin Way Chipping Sodbury BRISTOL BS37 6JN	**69**
Mr Thomas Stuart Postill 55 Church St Emley HUDDERSFIELD HD8 9RP	**930**
Mr Stephen John Mann 16 Wheatley Grove Ben Rhydding ILKLEY West Yorkshire LS29 8RY	**2395**
Mr Ian Kenneth Sparks 6 Vynes Close Nailsea BRISTOL BS48 2SJ	**930**
Total	**8710**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	12	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	6,982	5,082	6,340
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879	£5.7779	£4.10

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC 218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05 / 12 / 2001	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	566		
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.37		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 12,884
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 6,086
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] DEPUTY SECRETARY Date 3/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc The Mound Edinburgh
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 3474881

Company Name in full: HALIFAX GROUP PLC

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05 / 12 / 2001	

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	6,982	5,082	6,340
Nominal value of each share	£0.20	£0.20	£0.20
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879	£5.7779	£4.10

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3474881
Company Name in full	HALIFAX GROUP PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05 12 2001	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	566		
Nominal value of each share	£0.20	£0.20	£0.20
Amount (if any) paid or due on each share *(including any share premium)*	£5.37		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE UK postcode: HX1 2RG	ORDINARY	12,884
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	ORDINARY	6,086
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY **Date** 3/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc The Mound Edinburgh
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HALIFAX PLC - NOT ROLLED OVER
Maturity/Early Leaver Closure Schedule

Shares to Individual 5th December 2001

Mrs Karen Elizabeth Dougan 43 Currievale Drive CURRIE Midlothian	**930**
Mr Michael Bruce Provan 11 Burnside Park BALERNO Midlothian EH14 7LY	**2395**
Mrs Ruth Ruxton 16/1 Palmerston Place EDINBURGH EH12 5AL	**372**
Mrs Christine Green 12 Lytles Close Formby LIVERPOOL L37 4BT	**901**
Mr James F Pearce 36 Moulsham Drive CHELMSFORD CM2 9PX	**930**
Mrs Jeannette Kirk Guthrie 112 Polwarth Gardens EDINBURGH EH11 1LH	**558**
Total	**6086**

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number SC 218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
ate or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	12	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,600	7,844	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.3533	£5.8350	

t the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See list attached – Schedule of Allottees	Class of shares allotted	Number allotted
Address	Ordinary	13,444
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 13th December 2001

~~A director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kenny Melville, HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5410

DX number DX exchange

SCHEDULE OF ALLOTTEES

Name	Address			Postcode	No of shares allotted
John Albert Anderson	298 Mountnessing Road	Billericay	Essex	CM12 0ER	3,200
Russell Mark Haward	36 Rochford Avenue	Shenfield	Essex	CM15 8QW	2,400
Kevin Dean McLeod	25 Golf Course Road	Bonnyrigg	Midlothian	EH19 2HA	844
John Albert Anderson	298 Mountnessing Road	Billericay	Essex	CM12 0ER	4,000
Russell Mark Haward	36 Rochford Avenue	Shenfield	Essex	CM15 8QW	3,000
					13,444

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	SC 218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
te or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	12	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,000	2,500	8,500
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£2.0150	£2.5983	£2.7367

t the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See list attached – Schedule of Allottees	Class of shares allotted	Number allotted
Address	Ordinary	14,000
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 13th December 2001

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kenny Melville, HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5410

DX number DX exchange

SCHEDULE OF ALLOTTEES

Name	Address			Postcode	No of shares allotted
Russell Mark Haward	36 Rochford Avenue	Shenfield	Essex	CM15 8QW	3,000
Russell Mark Haward	36 Rochford Avenue	Shenfield	Essex	CM15 8QW	2,500
John Albert Anderson	298 Mountnessing Road	Billericay	Essex	CM12 0ER	5,500
Russell Mark Haward	36 Rochford Avenue	Shenfield	Essex	CM15 8QW	3,000
					14,000

Blueprint OneWorld

88(2)

02 ... 12 ... 9:...

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC 218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	12	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2,621		
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£8.07		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 2,621
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 3/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc The Mound Edinburgh
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

02 [illegible] 12

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	1 2	1 2	2 0 0 1			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,204	10,268	15,779
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£1.636	£2.07864	£2.1893

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

‹es and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See list attached – Schedule of Allottees	Class of shares allotted: Ordinary	Number allotted: 27,251
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
''K postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Secretary **Date** 3/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ
Tel ~~0131 243 7029~~
DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC 218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	12	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,462		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.7253		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ~~See list attached – Schedule of Allottees~~	Class of shares allotted: Ordinary	Number allotted: 1,462
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
'K postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Secretary **Date** 3/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel ~~0131 243 7029~~

DX number DX exchange

Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	~~SC 218813~~
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	12	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	12,749	10,115	6,427
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.2827	£4.5947	£5.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

[Na]mes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See list attached – Schedule of Allottees	Class of shares allotted: Ordinary	Number allotted: 29,291
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Deputy Secretary Date 3/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel 0131 243 7029

DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	12	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	8,297	3,067	3,566
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share *(including any share premium)*	£9·10	£5·37	£5·7779

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	12	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2,358		
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	15,358
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	ORDINARY	1,930
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 3/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STINEY
HBOS plc The Mound Edinburgh
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

HALIFAX PLC - NOT ROLLED OVER
Maturity/Early Leaver Closure Schedule

Shares to Individual 13th February 2001

Mr Francisco Munoz Gonzalez Padre Mariana 2 6 D MALAGA	**930**
Mr Jeremy Sean Evans 21 Elson Lane Elson GOSPORT Hants PO12 4ET	**74**
Mrs Susan Peckham 15 Shirley Avenue Shirley Croydon Surrey CROYDON CR0 8SL	**926**
Total	**1930**

Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC 218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13 / 12 / 2001	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	3,740		
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 3,740
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 7/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STINEY
HBOS plc The Mound Edinburgh
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	12	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	462		
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£8.03		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MRS JEANETTE KIRK	Class of shares allotted: ORDINARY	Number allotted: 462
Address: 112 POLWARTH GARDENS EDINBURGH		
UK postcode: EH11 1LH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 3/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc The Mound Edinburgh
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC 218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	12	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	5,977		
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£8.085		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSOL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 5,977
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ DEPUTY SECRETARY **Date** 3/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STINEY
HBOS plc The Mound Edinburgh
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	12	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,480		
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1,480
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 3/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STINEY
HBOS plc The Mound Edinburgh
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC 218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	12	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,118	1,514	2,616
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.7779	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC 218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	12	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	335		
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.37		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 5,583
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 3/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STINEY
HBOS plc The Mound Edinburgh
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	12	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,783,577		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.05		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HBOS QUEST Limited As trustee of the HBOS Qualifying Employee Share Ownership Trust Address: The Mound, Edinburgh EH1 1YZ UK postcode	Ordinary	1,783,577
Name Address UK postcode		
Name Address UK postcode		
Name Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 4/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel ~~0131 243 7029~~

DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC 218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	01	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	3,117	869	
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779	£4.10	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 3,117
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 869
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 4/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	
	GAIL STINEY
	HBOS plc The Mound Edinburgh
	EH1 1YZ Tel 0131 243 7029
	DX number DX exchange

ROLLED OVER
HBOS
Maturity/Early Leaver Closure Schedule

Shares to Individual **3rd January 2002**

Mrs Cheryl Patricia Bunn 245A North Street Ashton BRISTOL BS3 1JN	**869**
	869

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	01	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	8,719	7,858	672
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share *(including any share premium)*	£4·10	£5·7879	£5·7779

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	01	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	107		
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.37		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 14,920
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 2,436
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 4/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc The Mound Edinburgh
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

NOT ROLLED OVER
HALIFAX PLC
Maturity/Early Leaver Closure Schedule

Shares to Individual **3rd January 2002**

Mrs Susan L Chester Rose Stone Cottage 7 Gorsey Lane Mawdesley ORMSKIRK Lancs L40 3TE	**450**
Mr William Johnson The Hollies Dryclough Lane HALIFAX West Yorkshire HX3 0LD	**993**
Mr Anjum Saddique 8 Shepherd Street BURY Lancs BL9 0RT	**993**
	2436

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	~~SC 218813~~
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	478,565		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.35		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST Limited As trustee of the HBOS Qualifying Employee Share Ownership Trust	Class of shares allotted: Ordinary	Number allotted: 478,565
Address: The Mound, Edinburgh EH1 1YZ		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 9/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ
Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	~~SC 218813~~
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,268		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.96		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road Halifax West Yorkshire HX1 2RG	Ordinary	6,268
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Secretary Date 9/1/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

~~Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ~~

Tel 0131 243 7029

DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,942		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road, Halifax, West Yorkshire, HX1 2RG	Ordinary	1,942
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 10/1/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

~~Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ~~

Tel 0131 243 7029

DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number ~~SC218813~~

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,986	1,988	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.7779	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road, Halifax, West Yorkshire, HX1 2RG	Ordinary	3,974
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 10/1/02

A director / secretary / administrator / ~~administrative receiver~~ / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ
Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,863	5,295	1,512
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.7879	£5.7779

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,238		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.37		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Halifax Nominees Limited	Class of shares allotted	Number allotted
Address	Trinity Road Halifax West Yorkshire HX1 2RG	Ordinary	14,915
UK postcode			
Name	David Taylor	Class of shares allotted	Number allotted
Address	3 Leigh Court Barn Leigh WORCESTER WR6 5LB	Ordinary	993
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy Secretary Date 10/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel 0131 243 7029

DX number DX exchange

Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From	To
Day	16	
Month	01	
Year	2002	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,266		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire, HX1 2RG UK postcode:	Ordinary	7,266
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 17/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

~~Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ~~

Tel 0131 243 7029

DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	01	2002			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	497		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.04		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Halifax Nominees Limited Address: Trinity Road, Halifax, West Yorkshire, HX1 2RG UK postcode:	Ordinary	497
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy Secretary Date 17/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

~~Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ~~

Tel 0131 243 7029

DX number DX exchange

Blueprint One World

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,123	538	1,075
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	~~SC218813~~
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17 / 01 / 2002	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	941		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road, Halifax, West Yorkshire, HX1 2RG	Ordinary	3,253
UK postcode		
Name: See attached schedule	Class of shares allotted	Number allotted
Address	Ordinary	424
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed DEPUTY SECRETARY **Date** 17/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

0131 243 7029

Tel

DX number DX exchange

Blueprint One World

ROLLED OVER
HBOS
Maturity/Early Leaver Closure Schedule

Shares to Individual **16th January 2002**

Mr Antony Robert Eade 18 Avon Green Chandler's Ford EASTLEIGH Hants SO53 2NL	**107**
Mr Antony Robert Eade 18 Avon Green Chandler's Ford EASTLEIGH Hants SO53 2NL	**119**
Mrs Nicola Ann Mellor 58 Eadie Street NUNEATON Warwickshire CV10 8JA	**198**
	424

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,597	763	3,759
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	01	2002			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	3,103		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Halifax Nominees Limited Address: Trinity Road Halifax West Yorkshire HX1 2RG UK postcode	Ordinary	10,055
Name: See attached schedule Address UK postcode	Ordinary	3,167
Name Address UK postcode		
Name Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Secretary Date 17/1/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel 0131 243 7029

DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number ~~3474881~~

Company Name in full Halifax Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,597	763	3,759
Nominal value of each share	£0.20	£0.20	£0.20
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3474881
Company Name in full	Halifax Group plc.

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,103		
Nominal value of each share	£0.20		
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road, ~~Halifax~~, West Yorkshire, HX1 2RG	Ordinary	10,055
UK postcode		
Name: See attached schedule	Class of shares allotted	Number allotted
Address	Ordinary	3,167
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Secretary Date 17/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

~~Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ~~

0131 243 7029

Tel

DX number DX exchange

NOT ROLLED OVER
HALIFAX PLC
Maturity/Early Leaver Closure Schedule

Shares to Individual	**16th January 2002**
Mrs Sally Anne Broderick 2C Paxton Road FAREHAM Hants PO14 1AB	**110**
Mrs Sally Anne Broderick 2C Paxton Road FAREHAM Hants PO14 1AB	**441**
Mr Kevin Goodwin 53 Rectory Close Yate BRISTOL BS37 5SD	**2444**
Ms Alison Vaughan 6 Weston Close Dunchurch RUGBY Warwickshire CV22 6QD	**32**
Ms Alison Vaughan 6 Weston Close Dunchurch RUGBY Warwickshire CV22 6QD	**48**
Ms Alison Vaughan 6 Weston Close Dunchurch RUGBY Warwickshire CV22 6QD	**92**
	3167

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC 218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	169,110		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.99		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST Limited As trustee of the HBOS Qualifying ~~Employee Share Ownership Trust~~ Address: The Mound, Edinburgh EH1 1YZ UK postcode	Class of shares allotted: Ordinary	Number allotted: 169,110
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Secretary **Date** 17/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel 0131 243 7029

DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number ~~SC 218813~~

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,067		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.04		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 7,067
Address: Trinity Road, Halifax, West Yorkshire, HX1 2RG		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] DEPUTY SECRETARY Date 23/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel ~~0131 243 7029~~

DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC 218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	01	2012			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,441		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.09		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road ~~Halifax~~ West Yorkshire HX1 2RG	Ordinary	2,441
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Secretary **Date** 23/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel ~~0131 243 7029~~

DX number DX exchange

Blueprint One World

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	~~SC 218813~~
Company Name in full	~~HBOS~~ plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 24	Month 01	Year 2002	Day	Month	Year

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	117,817		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.21		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST Limited As trustee of the HBOS Qualifying ~~Employee Share Ownership Trust~~	Class of shares allotted: Ordinary	Number allotted: 117,817
Address: The Mound, Edinburgh EH1 1YZ		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 28/1/02.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel

DX number DX exchange 0131 243 7029

Blueprint One World

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: ~~SC218813~~

Company Name in full: ~~HBOS plc~~

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,599	8	3,691
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.62	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	01	2002			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	3,360	1,078	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779	£5.37	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road ~~Halifax~~ West Yorkshire HX1 2RG	Ordinary	9,657
UK postcode		
Name: See attached schedule	Class of shares allotted	Number allotted
Address	Ordinary	2,079
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Secretary **Date** 28/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

~~0131 243 7029~~

Tel

DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number ~~SC218813~~

Company Name in full ~~HBOS plc~~

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	28	01	2002
To			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	594	269	1,172
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number ~~SC218813~~

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,253		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited Address: Trinity Road, Halifax, West Yorkshire, HX1 2RG UK postcode:	Class of shares allotted: Ordinary	Number allotted: 2,253
Name: See attached schedule Address: UK postcode:	Class of shares allotted: Ordinary	Number allotted: 2,035
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Secretary Date 28/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ
0131 243 7029
Tel
DX number / DX exchange

ROLLED OVER
HBOS PLC
Maturity/Early Leaver Closure Schedule

Shares to Individual **23rd January 2002**

Ms Rowena Eileen Ann Gibbs 24 Hatherley Crescent FAREHAM Hants PO16 9DE	**198**
Mr Andrew Francis Griffin 1 Orwell Close MALMESBURY Wilts SN16 9UB	**977**
Mr Andrew James Ramrattan 22 Poplar Drive SPENNYMOOR Co Durham DL16 7XX	**198**
Mrs Helen Elizabeth Stocks 3 Savile Lea HALIFAX West Yorkshire HX1 2DD	**195**
Mrs Helen Elizabeth Stocks 3 Savile Lea HALIFAX West Yorkshire HX1 2DD	**269**
Mrs Helen Elizabeth Stocks 3 Savile Lea HALIFAX West Yorkshire HX1 2DD	**198**
	2035

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number ~~SC 218813~~

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,200		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.36		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road ~~Halifax~~ West Yorkshire HX1 2RG	Ordinary	2,322
UK postcode		
Name: Barry Neil Maddrell	Class of shares allotted	Number allotted
Address: 41 Buttermere Drive Lakeside Gardens Onchan ~~ISLE OF MAN~~	Ordinary	878
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY **Date** 30/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

~~Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ~~

Tel 0131 243 7029

DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number ~~SC 218813~~

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,734		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.09		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	HSDL Nominees Limited	Class of shares allotted	Number allotted
Address	Trinity Road ~~Halifax~~ West Yorkshire HX1 2RG	Ordinary	9,734
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 30/1/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel ~~0131 243 7029~~

DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC 218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	36,304		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.265		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST Limited As trustee of the HBOS Qualifying Employee Share Ownership Trust	Class of shares allotted: Ordinary	Number allotted: 36,304
Address: The Mound, Edinburgh EH1 1YZ		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Secretary Date 5/2/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel 0131 243 7029

DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31 01 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	95	92	80
Nominal value of each share	£0-25	£0·25	£0·25
Amount (if any) paid or due on each share *(including any share premium)*	£4-5947	£5-70	£4·7253

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	01	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	166	186	
Nominal value of each share	£0-25	£0-25	
Amount (if any) paid or due on each share *(including any share premium)*	£2-1893	£4-2827	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted: Class of shares allotted	Number allotted
Name: CHARLES HAFFEY	ORDINARY	534
Address: 17 AVENUE BRIDGE, BRIDGE OF ALLAN, STIRLING		
UK postcode: FK9 4JB		
Name: MRS ANN LAWRENCE	ORDINARY	85
Address: 3 DEERHILL, DECHMONT, WEST LOTHIAN		
UK postcode: EH52 6LY		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 5/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel	
DX number	DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: ~~SC218813~~

Company Name in full: ~~HBOS plc~~

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	01	2002			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,402	2,732	16,154
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779	£5.37	£4.10

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,428		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Halifax Nominees Limited	Class of shares allotted	Number allotted
	Trinity Road Halifax	Ordinary	26,669
Address	West Yorkshire HX1 2RG		
UK postcode			
Name	~~See attached schedule~~	Class of shares allotted Ordinary	Number allotted 2,047
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 5/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

~~Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ~~
0131 243 7029
Tel
DX number DX exchange

Blueprint OneWorld

NOT ROLLED OVER
HALIFAX PLC
Maturity/Early Leaver Closure Schedule

Shares to Individual **30th January 2002**

Mr Barry Neil Maddrell 41 Buttermere Drive Lakeside Gardens DOUGLAS Isle of Man IM3 2EB	**1054**
Mrs Winifred Christina Wilson 148 Kingsknowe Road North EDINBURGH EH14 2EA	**993**
	2047

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010

Company Number SC218813

Company Name in full ~~HBOS plc~~

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	198	1,480	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.7779	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road, Halifax, West Yorkshire, HX1 2RG	Ordinary	1,480
UK postcode:		
Name: ~~See attached schedule~~	Class of shares allotted	Number allotted
Address:	Ordinary	198
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 5/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

~~Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ~~

0131 243 7029

Tel

DX number DX exchange

ROLLED OVER
HBOS PLC
Maturity/Early Leaver Closure Schedule

Shares to Individual	**30th January 2002**

Ms Elaine Pepperall 15 Chedworth Crescent Paulsgrove PORTSMOUTH PO6 4ER	**198**
	198

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: ~~SC 218813~~

Company Name in full: ~~HBOS plc~~

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	02	2002			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	680		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.395		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 400
Address	Trinity Road Halifax West Yorkshire HX1 2RG		
UK postcode			
Name	Peter Robert Mardon	Class of shares allotted: Ordinary	Number allotted: 280
Address	Schiehallion House 91 Bownham Park Rodborough Common Stroud Gloucester GL5 5BZ		
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY **Date** 15/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel 0131 243 7029

DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: ~~SC 218813~~

Company Name in full: ~~HBOS plc~~

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,695		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.36		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire, HX1 2RG UK postcode:	Class of shares allotted: Ordinary	Number allotted: 10,695
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Secretary **Date** 15/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ	
Tel	0131 243 7029
DX number	DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: ~~SC 218813~~

Company Name in full: ~~HBOS~~ plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	102,145		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.395		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See attached schedule	Class of shares allotted: Ordinary	Number allotted: 102,145
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed DEPUTY SECRETARY Date 15/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

~~Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ~~

Tel 0131 243 7029

DX number DX exchange

Blueprint OneWorld

Employee No	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
202150	David Stewart Paterson	YE307498D	5 Dean Park Court	Kirkcaldy	Fife	KY2 6XN	6,000	201.50	
							6,000		**6,000**
174487	John Stewart Hunter	YL566684A	27 Queens Crescent	Edinburgh		EH9 2BA	20,000	273.67	
							20,000		**20,000**
74487	John Stewart Hunter	YL566684A	27 Queens Crescent	Edinburgh		EH9 2BA	15,000	535.33	
43123	Gordon William Soutar	NH661232C	8 The Shieling	Cairneyhill	by Dunfermline Fife	KY12 8FH	1,440	535.33	
11598	Mrs Sheila Fehrs	YW506062B	93 Dan Y Bryn Avenue	Radyr	Cardiff	CF15 8DQ	1,838	535.33	
							18,278		**18,278**
74487	John Stewart Hunter	YL566684A	27 Queens Crescent	Edinburgh		EH9 2BA	15,000	583.50	
43123	Gordon William Soutar	NH661232C	8 The Shieling	Cairneyhill	by Dunfermline Fife	KY12 8FH	3,947	583.50	
11598	Mrs Sheila Fehrs	YW506062B	93 Dan Y Bryn Avenue	Radyr	Cardiff	CF15 8DQ	3,500	583.50	
							22,447		**22,447**
74487	John Stewart Hunter	YL566684A	27 Queens Crescent	Edinburgh		EH9 2BA	8,428	551.50	
							8,428		**8,428**
74487	John Stewart Hunter	YL566684A	27 Queens Crescent	Edinburgh		EH9 2BA	15,000	610.00	
04045	John Roland Clark	WE312153B	7 Kemble Close	Wistaston	Crewe	CW2 6XN	6,000	610.00	
							21,000		**21,000**
04045	John Roland Clark	WE312153B	7 Kemble Close	Wistaston	Crewe	CW2 6XN	2,992	712.50	
11598	Mrs Sheila Fehrs	YW506062B	93 Dan Y Bryn Avenue	Radyr	Cardiff	CF15 8DQ	3,000	712.50	
	1st February 2002						**5,992**		**5,992**
								Total Units	**102,145**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: ~~SC218813~~

Company Name in full: ~~HBOS plc~~

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	19,574	4,167	14,699
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number ~~SC218813~~

Company Name in full ~~HBOS plc~~

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,812		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Halifax Nominees Limited Address: Trinity Road ~~Halifax~~ West Yorkshire HX1 2RG UK postcode:	Ordinary	40,340
Name: See attached schedule Address: UK postcode:	Ordinary	912
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 15/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel ~~0131 243 7029~~

DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,037		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number ~~SC218813~~

Company Name in full ~~HBOS plc~~

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,057	559	7,375
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited Address: Trinity Road ~~Halifax~~ West Yorkshire HX1 2RG UK postcode	Class of shares allotted: Ordinary	Number allotted: 10,639
Name: See attached schedule Address UK postcode	Class of shares allotted: Ordinary	Number allotted: 2,389
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Secretary Date 15/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel ~~0131 243 7029~~

DX number DX exchange

Blueprint OneWorld

ROLLED OVER
HBOS PLC
Maturity/Early Leaver Closure Schedule

Shares to Individual	6th February 2002
Mrs Susan Ann Keeting 10 Well Garth View LEEDS LS13 1EE	**2389**
	2389

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number ~~SC 218813~~

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	47,047		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.265		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST Limited As trustee of the HBOS Qualifying Employee Share Ownership Trust	Class of shares allotted: Ordinary	Number allotted: 47,047
Address: The Mound, Edinburgh EH1 1YZ		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed DEPUTY SECRETARY Date 15/2/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel

DX number DX exchange 0131 243 7029

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC 218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13 / 02 / 2002	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,272		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.395		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road, Halifax, West Yorkshire, HX1 2RG	Ordinary	6,272
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed DEPUTY SECRETARY Date 18/2/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

~~Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ~~

Tel 0131 243 7029

DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC 218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14 / 02 / 2002	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	46,490		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.595		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST Limited As trustee of the HBOS Qualifying Employee Share Ownership Trust	Class of shares allotted: Ordinary	Number allotted: 46,490
Address: The Mound, Edinburgh EH1 1YZ		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY **Date** 18/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel ~~0131 243 7029~~

DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18 02 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	422	107	3,766
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share *(including any share premium)*	£4·10	£5·37	£5·7779

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,351		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LTD Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG	ORDINARY	3,766
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	ORDINARY	2,880
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 19/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

ROLLED OVER
HBOS PLC
Maturity/Early Leaver Closure Schedule

Shares to Individual	**14th February 2002**
Mrs Lynn Marie Duncan 24 Wykeham Grove PERTON Staffs WV6 7TP	**107**
Mr Robert Philipe Walther Ashwell's Barn Chesham Lane CHALFONT ST GILES Bucks HP8 4AS	**2351**
Mr Robert William Smith 58 Elms Road FAREHAM Hants PO16 0SG	**422**
	2880

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 3474881

Company Name in full: HALIFAX GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	41,581	8,411	5,292
Nominal value of each share	£0.20	£0.20	£0.20
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7779

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3474881
Company Name in full	HALIFAX GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	32,392		
Nominal value of each share	£0·20		
Amount (if any) paid or due on each share *(including any share premium)*	£5·7879		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LTD	Class of shares allotted: ORDINARY	Number allotted: 87,676
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY **Date** 19/2/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC 218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	53,702		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.66		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See attached schedule	Class of shares allotted: Ordinary	Number allotted: 53,702
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 18/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel 0131 243 7029

DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 18 Month 02 Year 2002	Day Month Year

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	528	1,131	650
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share *(including any share premium)*	£1-636	£2-07864	£2-1893

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18 02 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	460	582	191
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.2827	£4.5947	£5.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	112		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.7253		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MRS SUSAN PATRICIA HENDERSON	Class of shares allotted: ORDINARY	Number allotted: 3,654
Address: 66 WESTHOLMES GARDENS MUSSELBURGH		
UK postcode: EH21 6QH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 18/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029.
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC 218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	848		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.375		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Halifax Nominees Limited	Class of shares allotted	Number allotted
Address	Trinity Road Halifax West Yorkshire HX1 2RG	Ordinary	582
UK postcode			
Name	Andrew Church	Class of shares allotted	Number allotted
Address	98 Shalloak Road Canterbury Broadoak KENT	Ordinary	266
UK postcode	CT2 0QH		
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Secretary Date 21/2/02

A ~~director / secretary /~~ administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

~~Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ~~

Tel 0131 243 7029

DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC 218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,201		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.49		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited Address: Trinity Road Halifax West Yorkshire HX1 2RG UK postcode	Class of shares allotted: Ordinary	Number allotted: 18,201
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 21/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

~~Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ~~

Tel 0131 243 7029

DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3474881
Company Name in full	HALIFAX GROUP PLC

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22 / 02 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	26,450	8,499	14,768
Nominal value of each share	£0.20	£0.20	£0.20
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 3474881

Company Name in full: HALIFAX GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	8,480		
Nominal value of each share	£0.20		
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LTD	Class of shares allotted: ORDINARY	Number allotted: 57,439
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: ANDREW CHURCH	Class of shares allotted: ORDINARY	Number allotted: 758
Address: 98 SHALLOAK ROAD, BROAD OAK, CANTERBURY		
UK postcode: CT2 0QH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 22/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	2,126	2,492	
Nominal value of each share	£0·25	£0·25	
Amount (if any) paid or due on each share *(including any share premium)*	£5·7779	£5·7879	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LTD	ORDINARY	3,747
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: ROGER HALES	ORDINARY	871
Address: HEDGE END, 13 PINFOLD GREEN STAVELEY, KNARESBOROUGH, NORTH YORKSHIRE		
UK postcode: HG5 9LR		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed DEPUTY SECRETARY Date 22/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From: Day	From: Month	From: Year	To: Day	To: Month	To: Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	8,033	3,675	15,425
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£1.636	£2.07864	£2.1893

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2,422	3,216	714
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.2827	£4.5947	£5.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22 / 02 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	249		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£4·7253		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED	Class of shares allotted: ORDINARY	Number allotted: 33,734
Address: SCHEDULE		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 22/2/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC 218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,092		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.375		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	HSDL Nominees Limited	Class of shares allotted	Number allotted
Address	Trinity Road Halifax West Yorkshire HX1 2RG	Ordinary	7,092
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 4/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

~~Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ~~

Tel 0131 243 7029

DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: ~~SC218813~~

Company Name in full: ~~HBOS plc~~

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	169	88	2,493
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,036		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 3,036
Address: Trinity Road, Halifax, West Yorkshire, HX1 2RG		
UK postcode		
Name: See attached schedule	Class of shares allotted: Ordinary	Number allotted: 2,750
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Secretary **Date** 4/7/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

0131 243 7029

Tel

DX number DX exchange

ROLLED OVER
HBOS PLC
Maturity/Early Leaver Closure Schedule

Shares to Individual **27th February 2002**

Mrs Susan Ann Hayllar 8 Kipling Close Galley Common NUNEATON Warwickshire CV10 9SJ	**169**
Mrs Alison Miller 15 Cleveden Drive GLASGOW G12 0SB	**2493**
Mrs Sarah Helen Pearson 146 Sandy Hill Road Shirley SOLIHULL West Midlands B90 2EX	**88**
	2750

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: ~~SC218813~~

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	From: Day 28 Month 02 Year 2002	To: Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	38,123	5,883	9,693
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: ~~SC218813~~

Company Name in full: ~~HBOS plc~~

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,300		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Halifax Nominees Limited Address: Trinity Road, Halifax, West Yorkshire, HX1 2RG UK postcode:	Ordinary	56,939
Name: See attached schedule Address: UK postcode:	Ordinary	1,060
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4/3/2

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel 0131 243 7029

DX number DX exchange

Blueprint One World

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: ~~SC 218813~~

Company Name in full: ~~HBOS plc~~

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	28	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	52,692		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.40		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST Limited As trustee of the HBOS Qualifying ~~Employee Share Ownership Trust~~	Class of shares allotted: Ordinary	Number allotted: 52,692
Address: The Mound, Edinburgh EH1 1YZ		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Deputy Secretary Date 4/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel ~~0131 243 7029~~

DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,355		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.13		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached schedule	Class of shares allotted Ordinary	Number allotted 8,355
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 4/3/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ

Tel 0131 243 7029

DX number DX exchange

Blueprint One World

Employee No	Name	NHI No	Address		Postcode	No of shares allotted	Option price (p)	
326402	Gordon Matthew Clark	YH896976D	25 Cammo Gardens	Edinburgh	EH4 8ER	1,355	535.33	
						7,000	583.50	
						8,355		**8,355**

25th February 2002

Total Units	**8,355**

25th February 2002

Unapproved Scheme

Title	Forenames	Surname	Grant Price	Exercise Date	Exercised Shares	Exercise Value	MidMarket Price	Value based on MidMarket Price	PAYE Settlement
Mr	Gordon Matthew	Clark	535.33p	19/02/2002	1,355	£7,253.73			
			583.50p	19/02/2002	7,000	£40,845.00			
Totals					**8,355**	**£48,098.73**			

Subscription Cost	**£**
Exercise Consideration	**£48,098.73**

25th February 2002

Unapproved Scheme

Title	Forenames	Surname	Grant Price	Exercise Date	Exercised Shares	Exercise Value	MidMarket Price	Value based on MidMarket Price	PAYE Settlement
Mr	Gordon Matthew	Clark	535.33p	19/02/2002	1,355	£7,253.73	8.13	11,016.15	
			583.50p	19/02/2002	7,000	£40,845.00	8.13	56,910.00	
Totals					**8,355**	**£48,098.73**		67,926.15	

	£
Subscription Cost	
Exercise Consideration	**£48,098.73**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC 218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Malcolm Laing Inglis	Class of shares allotted	Number allotted
Address	74 Scotland Drive Dunfermline FIFE KY12 7TP	Ordinary	4
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 4/7/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

~~Gail Stivey, HBOS plc The Mound Edinburgh EH1 1YZ~~

Tel 0131 243 7029

DX number DX exchange